Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

Shortly after announcing Charter’s merger with Time Warner Cable (TWC) and acquisition of Bright House Networks (BHN), the three companies filed a Public Interest Statement with the FCC outlining the many public interest benefits of the transaction. Since that time, we have had the opportunity to embark upon integration planning and to learn more about each other’s operations, investments, employees and businesses practices. In addition to putting us on sound footing to ultimately operate as a single company, this additional due diligence has enabled us to provide additional detail and analysis about the public benefits of the transaction.

To that end, we filed a letter with the FCC that will give the Commission and interested parties added confidence that they are meaningful, transaction specific and will be accomplished within specific timeframes. More specifically, the letter provides more details about increasing commercial and wireless competition, upgrading all TWC and BHN areas to all-digital, and providing innovative technologies to consumers in the communities that would be served by New Charter.

Here are some of the highlights of the letter:

Increasing Competition

•	Competing to serve Small and Enterprise Businesses.

◦	New Charter will be able offer disruptive pricing and highly competitive terms to small businesses spanning a wide range of industries, sizes and locations.

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The businesses the transaction will enable us to serve are located in small to medium-size cities throughout the country that are currently underserved and where cable has not provided significant competition to date.

•	Offering a wireless service.

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New Charter’s scale and footprint make offering a mobile product, using Wi-Fi, deploying licensed spectrum or an MVNO arrangement - and likely some combination of these -- a good investment we intend to pursue.

Increased Broadband Speeds and Innovative Technology for Consumers.

•	Accelerated transition to all-digital.

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New Charter will upgrade all of TWC’s and BHN’s currently non-digital customers to digital, giving them a minimum of 60 Mbps. and innovative video services, faster than would happen absent the transaction.

◦	Approximately half of these currently non-digital customers will be transitioned within 15 months and the remaining customers within the next 15 months.

•	Expanding Access to Advanced Technologies at Affordable Prices.

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Customers across New Charter’s footprint will have access to Charter’s Spectrum Guide that allows intuitive search and discovery and the ability to access online video distributor (OVD) content, effectively converting traditional televisions into smart TVs.

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As New Charter takes TWC’s and BHN’s networks all-digital, it will use Charter’s innovative WorldBox, which is less expensive than TWC’s and BHN’s set top boxes and ultimately will save consumers money.

As our planning continues alongside the FCC’s review process, we look forward to continued dialogue with the Commission and interested parties about the consumer and economic benefits that will exist under New Charter, demonstrating that this transaction is squarely in the public interest.

You can read more about these benefits here.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.